ACM Government Securities Fund, Inc.
811-5402




The Annual Meeting of Shareholders of ACM Government Income Fund, Inc. was held on March 9, 1999. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Directors:   Shares Voted For    Voted Against/Abstain
   Class Two Directors
   (term expires 2002)
   David H. Dievler        70,298,567            1,210,362
   William H. Foulk        70,305,982            1,202,947
   Dr. James M. Hester     70,221,857            1,287,072




2. To ratify the selection     Shares      Shares Voted      Shares
   of Ernst & Young LLP as    Voted For      Against        Abstained
   the Fund's independent
   auditors for the Fund's
   fiscal year ending
   December 31, 1999.         70,241,998     410,924         856,006